FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Louis T. Hsieh
Name:	Louis T. Hsieh
Title:	Chief Financial Officer

Date: January 20, 2009

Exhibit 99.1

New Oriental Announces Results for the Second Fiscal Quarter

Ended November 30, 2008

Net Revenues Increased by 53.7% Year-Over-Year

Non-GAAP Net Income Increased by 84.9% Year-Over-Year

GAAP Net Income Increased by 57.5% Year-Over-Year

Beijing, January 19, 2009 – New Oriental Education and Technology Group Inc. (the “Company”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended November 30, 2008, which is the second quarter for New Oriental’s fiscal year 2009.

Highlights for the Fiscal Quarter Ended November 30, 2008

•	Total net revenues increased by 53.7% year-over-year to US$49.4 million from US$32.2 million in the same period of the prior fiscal year.

•

Net income, excluding share-based compensation expenses (Non-GAAP), increased by 84.9% year-over-year to US$7.4 million from US$4.0 million in the same period of the prior fiscal year. GAAP net income increased by 57.5% year-over-year to US$3.1 million from US$1.9 million in the same period of the prior fiscal year.

•

Non-GAAP income from operations increased by 170% year-over-year to US$5.2 million from US$1.9 million in the same period of the prior fiscal year. GAAP income from operations increased to US$0.9 million from a loss of US$0.1 million in the same period of the prior fiscal year.

•

Non-GAAP basic and diluted earnings per ADS were US$0.20 and US$0.19, respectively. GAAP basic and diluted earnings per ADS were US$0.08 and US$0.08, respectively. Each ADS represents four common shares of the Company.

•

Total student enrollments in language training and test preparation courses increased by 13.4% year-over-year to approximately 292,200 from approximately 257,700 in the same period of the prior fiscal year.

•

The total number of schools and learning centers increased by 25 to 247 in the quarter ended November 30, 2008, up from 222 in previous quarter. New Oriental opened one new school and a net of 22 new learning centers during the quarter, and we completed the acquisition of 100% equity interest of the two Tongwen schools in Changchun, Tongwen High School and a Tongwen school for re-takers of the gaokao, China’s national college entrance examination. This brings the total number of schools and learning centers to 46 and 201, respectively, as of November 30, 2008.

Financial Summary – Second Fiscal Quarter 2009 and First Six Months of FY2009

(US$ 000, except per ADS data and student enrollments)

	Q2 of FY2009		Q2 of FY 2008		Pct. Change
Net revenues	US$	49,430	US$	32,159	53.7%
Non-GAAP net income (1)		7,376		3,989	84.9%
GAAP net income		3,064		1,946	57.5%
Non-GAAP operating income (1)		5,182		1,919	170.0%
GAAP operating income		870		(124)	—
Non-GAAP net income per ADS basic (1)(2)		0.20		0.11	86.5%
Non-GAAP net income per ADS diluted (1)(2)		0.19		0.10	89.4%
GAAP net income per ADS basic (2)		0.08		0.05	58.8%
GAAP net income per ADS diluted (2)		0.08		0.05	61.3%
Total student enrollments in language training and test preparation courses		292,200		257,700	13.4%

	1H of FY2009		1H of FY2008		Pct. Change
Net revenues	US$	167,692	US$	112,737	48.7%
Non-GAAP net income (1)		56,163		39,361	42.7%
GAAP net income		47,967		35,648	34.6%
Non-GAAP operating income (1)		57,931		38,995	48.6%
GAAP operating income		49,735		35,282	41.0%
Non-GAAP net income per ADS basic (1)(2)		1.51		1.05	43.5%
Non-GAAP net income per ADS diluted (1)(2)		1.46		1.01	45.4%
GAAP net income per ADS basic (2)		1.29		0.95	35.4%
GAAP net income per ADS diluted (2)		1.25		0.91	37.1%
Total student enrollments in language training and test preparation courses		837,700		698,200	20.0%

(1)	New Oriental provides net income, operating income, net income per ADS on a Non-GAAP basis that excludes share-based compensation expenses to reflect meaningful supplemental information regarding its performance and liquidity. For more information on these Non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.
(2)	Each ADS represents four common shares.

“Despite the challenging global economic conditions, we are pleased to see continued strong demand for New Oriental’s educational programs and services. We achieved year-over-year revenue growth of 53.7% to US$49.4 million in the second quarter of fiscal year 2009, and Non-GAAP earnings growth of 84.9% to US$7.4 million,” said Michael Yu, New Oriental’s Chairman and Chief Executive Officer. “We also continued to execute on our expansion plan during the second quarter by completing the acquisition of the two Tongwen schools in Changchun (the capital city of Jilin province in northeastern China), opening one new school in the city of Nanning (the capital city of Guangxi province in southern China), and opening more than 20 new learning centers in existing markets nationwide, bringing the total number of learning centers in operation to over 200.”

Mr. Yu continued, “We were particularly pleased with the stellar growth in our POP Kids English program, (the language training program for children of ages 5 to 12). Enrollments in the program were up over 43% year- over-year to over 56,000 during our second fiscal quarter, which is typically the slowest quarter of our fiscal year, and up over 51% for the first half of fiscal year 2009 to over 154,000. To enhance our fast-growing POP Kids English program, in November 2008, we began a cooperation with Cambridge ESOL’s sole representative in China, the Sino-British Academic Exchange Center for Education Management (SBC), for administration of the Cambridge Young Learners English exam (YLE) to our students. Currently, we are administering the YLE exam for our POP Kids English students in 13 cities across mainland China. We are the first and only language training school in China authorized by SBC to administer the exam on a national scale.”

Mr. Yu concluded, “We are pleased to report continued excellent progress in our U-Can programs, which provide all subjects after-school tutoring and gaokao test preparation. Our U-Can programs had enrollments in non-English courses of over 5,800 in the seasonally slowest second fiscal quarter and enrollments of over 22,000 for the first half of fiscal year 2009. We recorded over 143,000 enrollments for middle and high school English courses in the same period. In addition, we expect a pick-up in U-Can enrollments in the second half of fiscal year 2009 ending in May because the gaokao exam is given once a year in June and students typically begin preparing in earnest as the all-important exam nears. We remain on track to achieve our 40,000 to 50,000 enrollment target for U-Can non-English enrollments for fiscal year 2009.”

New Oriental’s Chief Financial Officer, Louis T. Hsieh, stated, “We expected enrollment growth abatement during the second fiscal quarter after our exceptional, albeit unsustainable, student enrollment growth of 23.8% to over 545,000 enrollments in the first fiscal quarter, our seasonally strongest summer quarter. We are pleased to report that the enrollment growth abatement was moderate, and we achieved enrollment growth of 13.4% to over 292,200 for our second fiscal quarter, bringing enrollments to over 837,700 for the first half of fiscal year 2009 ending November 30, 2008, up 20.0% over the year ago period. Furthermore, we experienced a strong enrollment pick-up for the first six weeks of our third fiscal quarter from December 1, 2008 through January 11, 2009 as compared to the same period in the prior year with enrollments up 34% to approximately 160,000 enrollments from approximately 118,000 in the year ago period. We believe this enrollment pick-up is attributable, in part, to the early timing of Chinese New Year which falls on January 26, 2009 this year compared to February 7, 2008 last year. Although we expect the student enrollment growth rate to abate from the 34% for the remainder of the third fiscal quarter, we are on track to achieve our target of between 1,475,000 to 1,500,000 student enrollments for fiscal year 2009 ending in May, up 16% to 18% from approximately 1,271,000 enrollments in fiscal year 2008.”

Financial Results for the Fiscal Quarter Ended November 30, 2008

For the second fiscal quarter of 2009, New Oriental reported net revenues of US$49.4 million, representing a 53.7% increase year-over-year.

Net revenues from educational programs and services for the second fiscal quarter were US$43.8 million, representing a 56.5%

increase year-over-year. The growth was mainly driven by the increase in the number of student enrollments in language training and test preparation courses. Total student enrollments in language training and test preparation courses in the second quarter of fiscal year 2009 increased by 13.4% year-over-year to approximately 292,200 from approximately 257,700 in the same period of the prior fiscal year.

Non-GAAP operating costs and expenses for the quarter were US$44.2 million, a 46.3% increase year-over-year. GAAP operating costs and expenses for the quarter were US$48.6 million, a 50.4% increase year-over-year.

Cost of revenues increased by 39.9% year-over-year to US$21.7 million, primarily due to the increased number of courses and the greater number of schools and learning centers in operation.

Selling and marketing expenses increased by 62.9% year-over-year to US$8.3 million, primarily due to brand promotion expenses.

Non-GAAP general and administrative expenses were US$14.4 million, a 43.4% increase year-over-year. GAAP general and administrative expenses for the quarter increased by 58.9% year-over-year to US$18.6 million, primarily due to increased headcount as the Company expanded its network of schools and learning centers.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased to US$4.3 million in the second quarter of fiscal year 2009 from US$2.0 million in the same period of the prior fiscal year.

Non-GAAP income from operations for the quarter was US$5.2 million, a 170% increase from US$1.9 million in the same period of the prior fiscal year, and GAAP income from operations for the quarter was US$0.9 million, compared to a loss of US$0.1 million in the same period of the prior fiscal year.

Non-GAAP operating margin for the quarter was 10.5%, compared to 6.0% in the same period of the prior fiscal year. GAAP operating margin for the quarter was 1.8%, compared to negative 0.4% in the same period of the prior fiscal year. This rise was primarily due to improved operating efficiency as revenue growth outpaced the growth in operating cost and expenses.

Non-GAAP net income was US$7.4 million, representing an 84.9% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS excluding share-based compensation expenses (Non-GAAP) were US$0.20 and US$0.19, respectively.

GAAP net income for the quarter was US$3.1 million, representing a 57.5% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS were US$0.08 and US$0.08, respectively.

Capital expenditures for the quarter were US$3.2 million, which was primarily used to add the one new school and a net of 22 new learning centers in the quarter.

As of November 30, 2008, New Oriental had cash and cash equivalents of US$182.8 million, as compared to US$196.9 million as of August 31, 2008. In addition, we had US$86.5 million in term deposits at the end of the quarter. Net operating cash flow for the second quarter of fiscal year 2009 was US$5.3 million.

The deferred revenue balance (cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered) at the end of the second quarter of fiscal year 2009 was US$52.7 million, an increase of 39.5% as compared to US$37.7 million at the end of the second quarter of fiscal year 2008.

Financial Results for the Six Months Ended November 30, 2008

For the first six months of fiscal year 2009, New Oriental reported net revenues of US$167.7 million, representing a 48.7% increase year-over-year.

Total student enrollments in language training and test preparation courses in the first six months of fiscal year 2009 increased by 20.0% to approximately 837,700 from approximately 698,200 in the same period of the prior fiscal year.

Non-GAAP income from operations for the first six months of fiscal year 2009 was US$57.9 million, a 48.6% increase year-over-year. GAAP income from operations for the first six months of fiscal year 2009 was US$49.7 million, a 41.0% increase year-over-year.

Non-GAAP operating margin for the first six months of fiscal year 2009 was 34.5%, compared to 34.6% for the same period of the prior fiscal year; GAAP operating margin for the first six months of fiscal year 2009 was 29.7%, compared to 31.3% for the same period of the prior fiscal year.

Non-GAAP net income for the first six months of fiscal year 2009 was US$56.2 million, representing a 42.7% increase year-over-year. Non-GAAP basic and diluted earnings per ADS for the first six months of fiscal year 2009 amounted to US$1.51 and US$1.46, respectively.

GAAP net income for the first six months of fiscal year 2009 was US$48.0 million, representing a 34.6% increase year-over-year. GAAP basic and diluted earnings per ADS for the first six months of fiscal year 2009 amounted to US$1.29 and US$1.25, respectively.

Outlook for Third Quarter of Fiscal Year 2009

New Oriental expects its total net revenues in the third quarter of fiscal year 2009 (December 1, 2008 to February 28, 2009) to be in the range of US$65.5 million to US$67.5 million, representing year-over-year growth in the range of 36.2% to 40.3%, respectively. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on January 20, 2009 U.S. Eastern Time (9 PM on January 20, 2009 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+ 1 617.213.8847
Hong Kong:	+ 852 3002.1672
UK:	+ 44 207.365.8426

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental earnings call.”

A replay of the conference call may be accessed by phone at the following number until January 27, 2009:

International: + 1 617.801.6888
Passcode: 42733134

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2009 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; and Chinese governmental policies relating to private educational services and providers of such services. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation expenses, and basic and diluted earnings per share and per ADS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5566 x8203

Email: zhaosisi@staff.neworiental.org

Ms. Cynthia He

Brunswick Group LLC

Tel: +86-10-6566-9504

Email: edu@brunswickgroup.com

In the U.S.:

Mr. Michael Guerin

Brunswick Group LLC

Tel: +1-212 333 3810

Email: mguerin@brunswickgroup.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of November 30 2008	As of August 31 2008
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	182,831	196,885
Restricted cash	531	530
Term deposits	86,536	68,939
Accounts receivable, net	1,315	1,410
Inventory	12,866	13,071
Prepaid expenses and other current assets	16,131	15,870

Total current assets	300,210	296,705

Property, plant and equipment, net	107,988	107,432
Land use right, net	3,527	3,547
Amounts due from related parties	396	396
Deferred tax assets	1,570	1,622
Long term prepaid rent	738	583
Deposits for business acquisition	—	366
Intangible assets	955	660
Goodwill	2,163	1,401
Long term investment	2	2

Total assets	417,549	412,714

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable-trade	8,139	9,474
Accrued expenses and other current liabilities	25,121	32,509
Income tax payable	4,268	8,286
Amount due to related parties	9	1,506
Deferred revenue	52,660	42,554

Total current liabilities	90,197	94,329
Total liabilities	90,197	94,329

Total shareholders’ equity	327,352	318,385

Total liabilities and shareholders’ equity	417,549	412,714

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2008	2007
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	43,833	28,004
Books and others	5,597	4,155

Total net revenues	49,430	32,159

Operating costs and expenses (note 1):
Cost of revenues	21,719	15,523
Selling and marketing	8,291	5,089
General and administrative	18,550	11,671

Total operating costs and expenses	48,560	32,283

Operating income (loss)	870	(124)

Other income, net	2,605	2,221

Provision for income taxes	(411)	(191)
Minority interest, net of taxes	—	40

Net Income	3,064	1,946

Net income per share-basic	0.02	0.01

Net income per share-diluted	0.02	0.01

Net income per ADS-basic (note 2)	0.08	0.05

Net income per ADS-diluted (note 2)	0.08	0.05

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2008	2007
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	155,054	104,136
Books and others	12,638	8,601

Total net revenues	167,692	112,737

Operating costs and expenses (note 1):
Cost of revenues	60,205	41,075
Selling and marketing	18,150	11,183
General and administrative	39,602	25,197

Total operating costs and expenses	117,957	77,455

Operating income	49,735	35,282

Other income, net	4,468	3,808

Provision for income taxes	(6,637)	(3,528)
Minority interest, net of taxes	401	86

Net Income	47,967	35,648

Net income per share-basic	0.32	0.24

Net income per share-diluted	0.31	0.23

Net income per ADS-basic (note 2)	1.29	0.95

Net income per ADS-diluted (note 2)	1.25	0.91

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended November 30
	2008	2007
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	83	326
Selling and marketing	52	67
General and administrative	4,177	1,650

Total	4,312	2,043

Note 2: Each ADS represents four common shares.

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Six Months Ended November 30
	2008	2007
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	313	441
Selling and marketing	114	126
General and administrative	7,769	3,146

Total	8,196	3,713

Note 2: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST

COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Three Months Ended November 30
	2008	2007
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	18,550	11,671
Share-based compensation expense in general and administrative expenses	4,177	1,650
Non-GAAP general and administrative expenses	14,373	10,021

Total operating costs and expenses	48,560	32,283
Share-based compensation expenses	4,312	2,043
Non-GAAP operating costs and expenses	44,248	30,240

Operating income	870	(124)
Share-based compensation expenses	4,312	2,043
Non-GAAP operating income	5,182	1,919

Operating margin	1.8%	(0.4)%
Non-GAAP operating margin	10.5%	6.0%

Net income	3,064	1,946
Share-based compensation expense	4,312	2,043
Non-GAAP net income	7,376	3,989

Net income per ADS - basic (note 1)	0.08	0.05
Net income per ADS - diluted (note 1)	0.08	0.05

Non-GAAP net income per ADS - basic (note 1)	0.20	0.11
Non-GAAP net income per ADS - diluted (note 1)	0.19	0.10

Weighted average shares used in calculating basic net income per ADS (note 1)	148,852,433	150,163,711
Weighted average shares used in calculating diluted net income per ADS (note 1)	153,437,244	157,175,447

Note 1: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST

COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Six Months Ended November 30
	2008	2007
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	39,602	25,197
Share-based compensation expense in general and administrative expenses	7,769	3,146
Non-GAAP general and administrative expenses	31,833	22,051

Total operating costs and expenses	117,957	77,455
Share-based compensation expenses	8,196	3,713
Non-GAAP operating costs and expenses	109,761	73,742

Operating income	49,735	35,282
Share-based compensation expenses	8,196	3,713
Non-GAAP operating income	57,931	38,995

Operating margin	29.7%	31.3%
Non-GAAP operating margin	34.5%	34.6%

Net income	47,967	35,648
Share-based compensation expense	8,196	3,713
Non-GAAP net income	56,163	39,361

Net income per ADS - basic (note 1)	1.29	0.95
Net income per ADS - diluted (note 1)	1.25	0.91

Non-GAAP net income per ADS - basic (note 1)	1.51	1.05
Non-GAAP net income per ADS - diluted (note 1)	1.46	1.01

Weighted average shares used in calculating basic net income per ADS (note 1)	148,770,074	149,669,791
Weighted average shares used in calculating diluted net income per ADS (note 1)	153,718,565	156,594,510

Note 1: Each ADS represents four common shares.